Exscientia Business Update for First Quarter 2024

Positive early Phase 1 results for BMS-partnered programme ‘4318 (PKC-theta inhibitor)

GTAEXS617 (CDK7 inhibitor) initial Phase I data expected in 2H24

LSD1 and MALT1 inhibitor programmes expected to advance into clinic in 2H24 and early 2025, respectively

AI-design integration enhanced with full experiment automation driving towards maximum speed, quality and autonomous drug design

Leveraging technology advancements and streamlining operations to realise annualised savings of $40 million

OXFORD, U.K. – Exscientia plc (Nasdaq: EXAI): Recent advancements in the Company’s pipeline, collaborations and operations, as well as financial results for the first quarter 2024, are summarised below. Exscientia will host a conference call Tuesday, May 21 at 1:30 p.m. BST / 8:30 a.m. EDT.

“With the ramp up of activities at our automation lab, we are beginning to see the transformative power of fully integrating AI drug design with the sheer capacity of comprehensive robotic automation across the entire experimentation cycle,” said Dr. David Hallett, interim Chief Executive Officer and Chief Scientific Officer of Exscientia. “In addition, this year, we are excited about the potential for both GTAEXS617 (or ‘617) and EXS4318 (or ‘4318) to show superior clinical profiles over complex candidate therapies created through traditional methods. We will continue expanding our oncology-focused internal clinical stage pipeline and anticipate advancing both our LSD1 and MALT1 inhibitor programmes forward. The investments into our platform which we have made over the years are bearing fruit. This, in combination with ever-increasing focus on efficiency, allows us to further streamline our operations while delivering on our mid-term goals.”

Key Business Updates

Pipeline
•Patient enrolment for the dose escalation phase of the Company’s adaptive Phase 1/2 ELUCIDATE trial evaluating ‘617, a potential best-in-class CDK7 inhibitor for the treatment of advanced solid tumours, is ongoing. Exscientia anticipates moving into a combination phase of the trial in the second half of 2024
○The Company expects to announce topline pharmacokinetics and safety data from the dose escalation phase of the trial in the second half of 2024
•EXS74539 (‘539), Exscientia’s highly differentiated LSD1 inhibitor, is advancing through IND/CTA-enabling studies. The Company anticipates submitting an IND or CTA in the third quarter of 2024, with the goal to initiate a Phase 1/2 clinical trial in AML patients by the end of 2024
•Based on patient unmet need, supporting preclinical data and the unique precision designed properties of Exscientia’s MALT1 inhibitor, EXS73565 (‘565), the Company is preparing to submit an IND or CTA in the second half of 2024 to study ‘565 in a Phase 1/2 clinical trial in B-cell malignancies, including CLL, which Exscientia expects to launch in early 2025
○This clinical development programme aims to support the assessment of ‘565 in combination with current standard of care options

Collaborations & Partnerships
•EXS4318 (‘4318), a potential first-in-class PKC-theta inhibitor designed by Exscientia and in-licensed by Bristol Myers Squibb, has shown positive early results in its Phase 1 study and has the potential to be a first-in-class immunology drug

○Exscientia designed the first potent and selective PKC-theta inhibitor after over ten biopharma companies halted programmes for drug candidates designed using traditional drug discovery techniques
○Exscientia retains rights to receive milestone payments and potential royalties for ‘4318
•The Sanofi partnership continues to make strong progress across multiple programmes, primarily focused on inflammation & immunology targets
○Exscientia received a $4.0 million payment in the first quarter of 2024 related to the additional programme that entered the portfolio in December 2023
•Exscientia’s collaboration with Merck KGaA, Darmstadt, Germany continues to advance with multiple programmes now in early discovery

Advancing autonomous drug design and experimentation
●The first three drug discovery programmes have been initiated in the Company’s novel, industry leading discovery automation laboratory
oThe facility is expected to be fully operational by year end - additional drug discovery programmes are expected to commence on the platform in the coming months
oThe automation lab tightly integrates artificial intelligence with robotic experimentation creating fully automated, generative design-make-test-learn (DMTL) loops
oThis has the potential to dramatically reduce the time and cost of discovery cycles and lower the need for contract research organisations as well as redefining how AI-based design can be autonomously integrated with laboratory experimentation

Benefits from integration of technology and streamlining activities continues to improve operational efficiencies
•While continuing to focus on its strategic priorities, Exscientia will initiate efficiency measures through the rest of the year designed to streamline the Company’s operations, which it expects to result in annualised savings of $40 million or more beginning in 2025
oA number of Exscientia’s multi-year investments, including projects related to its proprietary technology platform, are coming to conclusion and expected to result in efficiency gains
oThe changes also leverage the expected efficiency gains from the Company’s automation laboratory and will not impact the internal pipeline, partnership or drug design activities
oAs part of these cost efficiency measures, a 20-25% headcount reduction is expected to be completed by the end of 2024, targeting some areas of target identification, precision medicine, experimentation, engineering and infrastructure
oThe initiative is expected to result in severance and termination-related costs that will be between approximately $7.4 million and $9.6 million. Exscientia expects to record these charges in the second quarter of 2024 and pay these costs throughout the remainder of the calendar year
oExcluding any potential cash inflows from new business development or financing, these changes are expected to extend the Company’s cash runway well into 2027

Investor Call and Webcast Information
Exscientia will host a conference call on Tuesday, May 21st at 1:30 p.m. BST / 8:30 a.m. EDT.
A webcast of the live call can be accessed by visiting the “Investors and Media” section of the Company’s website at investors.exscientia.ai. Alternatively, the live conference call can be accessed by dialling +1 (888) 330 3292 (U.S.), +44 800 358 0970 (U.K.), +1 (646) 960-0857 (International) and entering the conference ID: 8333895. A replay will be available for 90 days under “Events and Presentations” in the “Investors and Media” section of the Exscientia website.

First Quarter 2024 Financial Results
For the convenience of the reader, the Company has translated pound sterling amounts to U.S. dollars at the rate of £1.000 to $1.2637, which was the noon buying rate of the Federal Reserve Bank of New York on March 29, 2024.
Revenue: Revenue for the first quarter of 2024 was $6.7 million, compared to $7.3 million for the three months ended March 31, 2023.

Research and development expenses (R&D): R&D expenses for the three months ended March 31, 2024 were $29.8 million, as compared to $42.2 million for the three months ended March 31, 2023. The quarter over quarter decrease in R&D expenses was primarily due to cost reductions relating to pipeline prioritisation activities implemented during the second half of 2023 and cost savings from operational efficiencies, including achieving faster cycle times and lower outsourcing costs.

General and administrative expenses (G&A): G&A expenses for the three months ended March 31, 2024 were $4.3 million, or 9.9% of total operating expenses. For the first quarter 2024, G&A expenses decreased by $9.4 million compared to the first quarter 2023, primarily associated with cost savings from operational efficiencies and offsetting credits totalling $7.5 million relating to amounts recognised in February 2024 on the forfeiture of share options held by the Company’s prior CEO upon his exit from the company.

Cash inflows: For the three months ended March 31, 2024, Exscientia received $4.5 million in cash inflows from its collaborations as compared to $0.5 million during the first quarter 2023. The quarter over quarter increase in cash inflows from collaborations were primarily associated with the $4.0 million payment received as part of the addition of the new programme within the Sanofi collaboration.

Net operating cash flow and cash balance: For the three months ended March 31, 2024, net operating cash outflows were $39.0 million, in comparison to $54.8 million for the three months ended March 31, 2023. Cash, cash equivalents and short-term bank deposits as of March 31, 2024 were $416.9 million, as compared to $458.8 million as of December 31, 2023 using the March 29, 2024 constant currency rate.

Based on its current operating plans, including the addition of the Sanofi programme and after accounting for the headcount reduction and other anticipated cost efficiencies, the Company believes that its existing cash, cash equivalents and short-term bank deposits and anticipated milestones will be sufficient to fund its operations and capital expenditure requirements well into 2027. This estimate excludes any potential cash inflows from new business development or financing activities.

SELECTED CONSOLIDATED STATEMENT OF OPERATIONS, CONSTANT CURRENCY CONVERSION (unaudited)
($ millions, except per share data, at the rate of £1.000 to $1.2637)

	Three months ended March 31,
	2024	2023
Revenue	6.7	7.3
Cost of sales	(9.4)	(10.7)
Research and development expenses	(29.8)	(42.2)
General and administrative expenses	(4.3)	(13.8)
Operating expenses	(43.5)	(66.7)
Foreign exchange gains/(losses)	1.1	(1.5)
Other income	1.6	3.3
Operating loss	(34.1)	(57.6)
Net finance income	4.6	4.2
Share of loss on joint ventures	(0.7)	(0.6)
Loss before taxation	(30.2)	(54.0)
Income tax benefit	3.7	6.5
Loss for the period	(26.5)	(47.5)
Net loss per share	(0.21)	(0.39)
Weighted average shares outstanding (basic and diluted)	125,975,607	123,257,529

SELECTED CONSOLIDATED BALANCE SHEET, CONSTANT CURRENCY CONVERSION (unaudited)
($ millions, except per share data, at the rate of £1.000 to $1.2637)

	March 31, 2024	December 31, 2023
Cash, cash equivalents and short term deposits	416.9	458.8
Total assets	598.4	645.4
Total equity	417.7	449.5
Total liabilities	180.7	195.9
Total equity and liabilities	598.4	645.4

SELECTED CONSOLIDATED STATEMENT OF CASH FLOWS, CONSTANT CURRENCY CONVERSION (unaudited)
($ millions, except per share data, at the rate of £1.000 to $1.2637)

	March 31, 2024	March 31, 2023
Net cash outflows from operating activities	(39.0)	(54.8)
Net cash flows used in investing activities	(63.0)	(206.5)
Net cash used in financing activities	(1.1)	(0.9)
Net decrease in cash and cash equivalents	(103.1)	(262.2)
Exchange gain/(loss) on cash and cash equivalents	0.6	(2.1)
Net decrease in cash, cash equivalents and short-term bank deposits*	(41.9)	(73.9)
* Includes both increases in short term bank deposits and foreign exchange gains/(losses) on cash and cash equivalents

About Exscientia
Exscientia is an AI-driven precision medicine company committed to discovering, designing, and developing the best possible drugs in the fastest and most effective manner. Exscientia developed the first-ever functional precision oncology platform to successfully guide treatment selection and improve patient outcomes in a prospective interventional clinical study, as well as to progress AI-designed small molecules into the clinical setting. Our internal pipeline is focused on leveraging our precision medicine platform in oncology, while our partnered pipeline broadens our approach to other therapeutic areas. By pioneering a new approach to medicine creation, we believe the best ideas of science can rapidly become the best medicines for patients.

For more information visit us on www.exscientia.ai or follow us on LinkedIn @ex-scientia and X @exscientiaAI.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “expects,” “intends,” and “projects” or similar expressions are intended to identify forward-looking statements. These forward-looking statements, include statements with regard to Exscientia’s expectations regarding: the initiation, timing and progress of, and data collected during and reported from, the Company’s and its partners’ clinical trials, as well as expectations with respect to the outcome or benefit of such trials; the progress of Exscientia’s collaborations and partnered programmes; the commencement of additional discovery programmes using Exscientia’s platform and automation facility; the timing and outcome of and any anticipated savings from Exscientia’s planned headcount reduction and other cost efficiency measures; and the Company’s expectation that its existing cash, cash equivalents and short-term bank deposits will be sufficient to fund its operations well into 2027. Such statements are subject to a number of risks, uncertainties and assumptions, including those related to: the initiation, scope and progress of Exscientia’s and its partners’ planned and ongoing preclinical studies and clinical trials and ramifications for the cost thereof; clinical, scientific, regulatory and technical developments; the development and deployment of new technology and facilities; the timing and effects of the planned headcount reduction and other cost efficiency measures; and the process of discovering, developing and commercialising product candidates that are safe and effective for use as human therapeutics and the endeavour of building a business around such product candidates. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section and other sections of Exscientia’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) on March 21, 2024, and other filings that Exscientia makes with the SEC from time to time (which are available at https://www.sec.gov/), the events and circumstances discussed in such forward-looking statements may not occur, and Exscientia’s actual results could differ materially and adversely from those anticipated or implied thereby. Although Exscientia’s forward-looking statements reflect the good faith judgement of its management, these statements are based only on facts and factors currently known by the Company. As a result, investors are cautioned not to rely on these forward-looking statements. Exscientia undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Investor Relations:
Sara Sherman / Chinedu Okeke
investors@exscientia.ai

Media:
Oliver Stohlmann
media@exscientia.ai